UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 10, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary

Taro Provides Preliminary 2008 Full Year Results

Net Income in 2008 Increases 143% to $51 Million from $21 Million in 2007

$74 Million Net Cash Generated from Operations in 2008

HAWTHORNE, N.Y.--(BUSINESS WIRE)--February 2, 2009--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided preliminary, unaudited and unreviewed information on its financial performance for the year ended December 31, 2008.

2008 Financial Performance

For the year ended December 31, 2008, Taro estimates net sales of $341.9 million, compared to estimated net sales of $312.9 million in 2007. Gross profit in 2008 is estimated at $187.2 million, or 55% of net sales, compared to estimated gross profit of $168.5 million in 2007, or 54% of net sales. Research and development expenses in 2008 were $35.7 million, an increase of $6.4 million or 22%, compared to $29.3 million in 2007. Net income in 2008 is estimated at $51.4 million, compared to an estimated $21.1 million in 2007. Estimated diluted earnings per Ordinary Share were $1.27 in 2008 compared to $0.60 in 2007. Net cash generated from operations in 2008 is estimated at $74.1 million.

The Company said that the estimated results for 2008 demonstrate the strength of its dramatic operational and financial turnaround, especially since it was able to achieve these results in spite of the difficult global economic environment. The Company said that its improved performance is largely the result of its efforts, which began in 2006, to conserve cash, improve operating efficiencies and enhance profitability through the implementation of an improved business model.

In addition to the substantial revenue and profit gains, the Company also improved its balance sheet and liquidity. As of December 31, 2008, Taro had $78.1 million in cash and cash equivalents as well as an additional $6.2 million in restricted deposits, after making normally scheduled and required principal debt payments of approximately $31.0 million during 2008. For 2009, Taro is scheduled to make principal payments totaling $30.0 million. In addition, the Company notes that it has a separate $28 million credit facility due on March 31, 2009, which it expects to be able to refinance. As of December 31, 2008, the Company’s total debt was approximately $189.0 million.

The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders. The Company continues to be out of compliance with certain financial reporting and other requirements in certain of its debt instruments due primarily to the lack of audited financial statements and continues to discuss the situation with its lenders. Taro noted that it remains current with its payments to lenders and that in the near term it does not foresee the need for additional sources of outside liquidity to fund its ongoing business operations.

The Company cautioned that the financial information presented in this press release is based on currently available information, and is unaudited and subject to further review and change. Additionally, these results do not provide complete financial information and both the 2007 and the 2008 results are subject to audit by the Company's outside auditors. However, subject to the foregoing caveats, the Company believes that the information herein represents the best information currently available to Taro management.

Status of Audit of 2006 and 2007 Financial Statements

As the Company previously disclosed, the completion of its financial statements for the years ended December 31, 2006 and December 31, 2007 has been delayed because the Company is continuing to review the adequacy of estimates for accruals recorded in 2005 and prior years for sales returns, chargebacks, rebates, administrative fees and other amounts. The Company has retained Huron Consulting Group to advise and assist it in this review. The Company does not expect that any changes resulting from this review would affect the results for 2006 and prior years, when taken in the aggregate. Furthermore, if any such changes were to be made, they would likely reduce the estimated loss in 2006 as previously announced. The Company added that it believes such changes, if any, would not have a material impact on the financial results for 2007 and 2008.

The review described above is in the process of being completed, and is subject to audit by the Company’s outside auditors. The Company is working on finalizing its financial statements and is hopeful of completing its 2006 financial statements in the near term and thereafter its 2007 financial statements.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, including its financial performance during the last three years, availability of financial information, completion of the 2006, 2007 and 2008 audits, estimates of financial results and financial information for 2005-2008, review of results for prior years and estimates of expenses and reserves. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Year Ended December 31,
	2008	2007

NET SALES	$341,944	$312,955
Cost of Sales	154,767	144,470
Gross Profit	187,177	168,485
Operating Expenses:
Selling and Administrative (Note 1)	92,149	94,444
Operating Income before Research and Development	95,028	74,041

Research and Development	35,727	29,302

Operating Income	59,301	44,739
Financial Expenses:
Interest and other Financial Expenses	16,609	16,470
Foreign Exchange Fluctuations	(17,449)	7,422
Other Income – Net (Note 2)	1,214	5,243
	61,355	26,090
Taxes on Income	9,955	4,951

NET INCOME	$51,400	$21,139

Basic Earnings Per Ordinary Share	$1.31	$0.61
Diluted Earnings Per Ordinary Share	$1.27	$0.60

Weighted Average Number of Shares
Basic EPS	39,186,478	34,721,189
Diluted EPS	40,406,270	35,281,464

Note 1: In 2007, administrative expenses included approximately $12 million of one-time charges and non-recurring expenses, including professional fees related to the Company’s investigations and its proposed transaction with Sun Pharmaceutical Industries Ltd. (“Sun”). The administrative expenses also included audit and tax related services of approximately $3.3 million for 2007. In 2008, administrative expenses included approximately $8 million of one time charges and non-recurring expenses, including professional fees related to the proposed transaction with Sun as well as audit and tax related services of approximately $1.2 million. No material non-audit related services were performed by the external auditors in 2007 or 2008.

Note 2: In 2007, other income included a one-time gain of approximately $4 million resulting from the sale of a parking lot in Ireland.

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed
	December 31,
	2008	2007

Current Assets:
Cash and Cash Equivalents	$78,052	$45,178
Restricted Short-Term Bank Deposits	6,250	-
Accounts Receivable - Trade	74,550	68,497
Accounts Receivable - Other and Prepaid Expenses	8,884	26,733
Inventories	67,686	66,036
Total Current Assets	235,422	206,444

Long-Term Investments	21,213	18,765
Property, Plant and Equipment, net	188,326	212,437
Other Assets	44,300	47,625
TOTAL ASSETS	$489,261	$485,271

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$91,411	$95,320
Current Maturities of Long-Term Liabilities	29,887	28,564
Accounts Payable and Accrued Expenses	84,090	72,543
Total Current Liabilities	205,388	196,427

Long-Term Liabilities	67,716	94,048
Deferred Taxes and Other Liabilities	6,893	8,402
Total Liabilities	279,997	298,877

Shareholders' Equity (Note 1)	209,264	186,394
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$489,261	$485,271

Note 1: In 2007, Shareholders’ Equity was net of $2.4 million of fees associated with Sun’s equity investment in Taro. In 2008, Shareholders’ Equity reflected approximately $20 million of charges for foreign exchange translation as well as other adjustments.

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (US Dollars in Thousands)

	Unaudited and Unreviewed
	Year Ended December 31,
	2008	2007
Operating Activities:
Net Income	$51,400	$21,139

Adjustments Required to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and Amortization	23,001	26,094
Stock Based Compensation	369	357
Loss (Gain) on Sales of Property, Plant and Equipment	9	(3,844)
Increase (Decrease) in Fair Value of Derivative Instruments	11,074	(6,776)
Increase in Long-Term Debt due to Currency Fluctuations	3,703	7,714
Amortization of Deferred Revenue	(982)	(5,894)
Increase in Trade Receivables	(12,250)	(26,775)
Increase in other Receivables and Tax Assets	(2,623)	(305)
Increase in Inventories	(4,565)	(3,175)
Foreign Exchange Effect on Intercompany Balances	(13,014)	6,959
Increase (Decrease) in Trade and other Payables and Accruals	17,946	(10,798)
Net Cash Provided by Operating Activities	74,068	4,696

Investing Activities:
Purchase of Property Plant & Equipment, Net of Related Grants	(3,436)	(4,453)
Investment in other Intangible Assets	(366)	(271)
Investment in Short-Term Bank Deposits	(6,250)	-
Proceeds from Sales of Marketable Securities	-	114
Proceeds from Sales of Property, Plant and Equipment	-	10,321
Net Cash (Used) Provided by Investing Activities	(10,052)	5,711

Financing Activities:
Proceeds from Issuance of Shares, Net	-	56,417
Proceeds from Long-Term Loans	4,743	-
Repayments of Long-Term Debt	(31,926)	(31,965)
Proceeds (Repayments) of Short-Term Bank Debt, Net	(1,925)	(6,754)
Net Cash (Used) Provided by Financing Activities	(29,108)	17,698

Effect of Exchange Rate Changes	(2,033)	162

Net increase in Cash	32,875	28,267
Cash at Beginning of Period	45,178	16,911

Cash at End of Period	$78,052	$45,178

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827